UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ___________ to ___________

Commission file number: 000-25927

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Macatawa Bank 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Macatawa Bank Corporation, 10753 Macatawa Drive, Holland, Michigan 49424

401(k) PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEARS ENDED
DECEMBER 31, 2010 AND 2009

MACATAWA BANK 401(k) PLAN

TABLE OF CONTENTS

PAGE

Report of Independent Registered Public Accounting Firm	1

Financial Statements for the Years Ended December 31, 2010 and 2009

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-13

Supplementary Information as of December 31, 2010

Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14

Note:

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee of Macatawa Bank Corporation
Macatawa Bank 401(k) Plan
10753 Macatawa Drive
Holland, Michigan

We have audited the accompanying statements of net assets available for benefits of the Macatawa Bank 401(k) Plan (the "Plan") as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The December 31, 2010 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic 2010 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2010 basic financial statements taken as a whole.

/s/ Rehmann Robson, P.C. REHMANN ROBSON, P.C.

Grand Rapids, Michigan
June 16, 2011

MACATAWA BANK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2010	2009
ASSETS
Investments at fair value
Mutual funds	$12,796,245	$13,976,404
Money market funds	378,030	616,734
Macatawa Bank Corporation common stock	934,288	389,854
Total investments at fair value	14,108,563	14,982,992

Receivables
Notes receivable from participants	275,017	359,282
Accrued dividends receivable	1,795	33,590
Total receivables	276,812	392,872

Cash	5,163	-
Total assets	14,390,538	15,375,864

LIABILITIES
Due to brokers	5,167	-
Net assets available for benefits	$14,385,371	$15,375,864

The accompanying notes are an integral part of these financial statements.

MACATAWA BANK 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2010	2009
Additions to net assets attributed to
Investment income
Dividend income	$166,129	$202,361
Interest income	570	2,101
Total investment income	166,699	204,462

Contributions
Participant	979,218	1,352,640
Employer	-	718,995
Rollover	113,836	28
Total contributions	1,093,054	2,071,663

Interest income - notes receivable from participants	12,056	8,982
Total additions	1,271,809	2,285,107

Deductions from net assets attributed to
Benefits paid to participants	4,562,778	1,980,917
Administrative expenses	6,675	5,475
Total deductions	4,569,453	1,986,392

Net appreciation in fair value of investments	2,307,151	2,965,098
Net (decrease) increase	(990,493)	3,263,813

Net assets available for benefits
Beginning of year	15,375,864	12,112,051
End of year	$14,385,371	$15,375,864

The accompanying notes are an integral part of these financial statements.

MACATAWA BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the Macatawa Bank 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement, or Summary Plan Description, for a more complete description of the Plan's provisions.

Description of the Plan

General

The Plan is a defined contribution plan covering all full-time employees of Macatawa Bank Corporation ("Plan Sponsor", "Employer", or "Corporation") who have attained the age of 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Participants may defer and contribute annual compensation, as defined in the Plan, up to the maximum amount allowed by the Internal Revenue Code. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. In 2009, the Plan elected safe harbor status. Under this status, the Plan's Sponsor contributed a safe harbor match in an amount equal to 100% of the first 3% and 50% of the second 3% of base compensation that a participant contributes to the Plan. Effective January 1, 2010, the Plan Sponsor has temporarily discontinued safe harbor status and elected to suspend all matching contributions. Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, a money market fund and Macatawa Bank Corporation common stock as investment options for participants. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Employer's matching contribution, when made, and an allocation of Plan earnings and charged with an allocation of administrative expenses, as applicable. Allocations are based on the ratio of each participant's earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in employee deferral and employer matching contributions, plus actual investment earnings thereon.

MACATAWA BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The notes receivable are secured by the balance in the participant's account and bear interest at the prime rate plus 1% (effective rate of 4.25% at December 31, 2010) established at the time of the execution of the note receivable, which is commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest is paid to the Plan ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant is required to receive a lump-sum amount equal to the value of his or her vested interest in his or her account as defined by the Plan agreement. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. In-service withdrawal of account balances may be elected by active participants who have reached 59½ years of age. Effective January 1, 2009, the Plan was amended to permit withdrawals by active participants only in amounts necessary to satisfy financial hardship as defined by the Plan agreement.

Administrative Expenses

The Plan's administrative expenses, including salaries, accounting, legal, recordkeeping and trust services are paid by the Plan Sponsor and qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. An administrative fee is charged to those participants electing to receive a distribution and an annual administrative fee is charged to those participants who have terminated service from the Corporation but continue to maintain an account balance in the Plan. There is also an administrative service fee is charged to the individual participants account at the time a note receivable is issued.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

MACATAWA BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a description of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in aggregate fair value includes the Plan's unrealized gains and losses on investments bought and sold as well as those held during the year.

Management fees and operating expenses charged to the Plan related to investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a direct reduction of net appreciation or an addition to net depreciation in the aggregate fair value of such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued unpaid interest. Delinquent notes receivable, if any, from participants are reclassified as distributions based upon the terms of the Plan agreement.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncements

In September 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ("ASU") 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Previously, participant loans were measured at fair value and classified as investments. Accordingly, participant loans have been reclassified from investments to "notes receivable from participants" on the accompanying 2009 statement of net assets available for benefits; interest income from participant loans has also been reclassified and is presented separately as "interest income - notes receivable from participants" in the 2009 statement of changes in net assets available for benefits.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements. ASU 2010-06 amended ASC 820, Fair Value Measurements and Disclosures, to clarify certain existing fair value disclosures and to require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each "class" of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06

MACATAWA BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and to present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. The adoption of ASU 2010-06 did not have an effect on the amount of the Plan's net assets available for benefits or its changes in net assets available for benefits, since these additional requirements are related to the fair value measurement disclosures (see Note 3).

2.	INVESTMENTS

Investments representing 5% or more of the Plan's net assets available for benefits are identified as follows at December 31:

	2010	2009
Investments at fair value as determined by
quoted market price
Mutual funds
Dodge and Cox Stock Fund	$1,818,683	$1,774,452
Fidelity Spartan U.S. Equity Index Fund	1,666,432	1,771,608
Neuberger Berman Genesis Investor Fund	1,474,086	1,481,460
Columbia Acorn Fund	1,418,372	1,348,900
Janus Overseas Fund	1,314,220	1,426,182
T. Rowe Price Growth Stock Fund	932,961	1,325,838
Vanguard Mid Cap Index Fund	720,042	*
T. Rowe Price Mid-Cap Fund	*	798,198
Common stock
Macatawa Bank Corporation	934,288	*
Other investments less than 5% of the
Plan's net assets available for benefit	3,829,479	5,056,354
Total	$14,108,563	$14,982,992

*Investment did not represent more than 5% of the Plan's net assets available for benefits at end of year.

The Plan's investments (including unrealized gains and losses on investments bought and sold, as well as those held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2010	2009
Investments at fair value
Macatawa Bank Corporation common stock	$472,208	$(160,604)
Mutual funds	1,834,943	3,125,702
Net appreciation	$2,307,151	$2,965,098

MACATAWA BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS

The FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
	•	quoted prices for similar assets or liabilities in active markets;
	•	quoted prices for identical or similar assets or liabilities in inactive markets;
	•	inputs other than quoted prices that are observable for the asset or liability; and
	•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements. Valuation techniques used are required to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in such methodologies used at December 31, 2010 and 2009.

Mutual funds: Shares held in mutual funds are valued at the net asset value ("NAV") of shares held by the Plan at year end. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities then divided by the number of shares outstanding.

Money market fund: Shares held in money market funds are comprised of government, bank and commercial debt securities with individual maturities of 12 months or less. The composition of securities is structured to maintain a value of $1 per share.

Common stock: Macatawa Bank Corporation common stock is valued at the closing price reported in the active market in which the individual securities are traded.

MACATAWA BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

2010	Level 1	Level 2	Level 3	Total
Mutual funds
Fixed income
Intermediate government	$400,903	$-	$-	$400,903
Short-term bond	187,455	-	-	187,455
Long-term bond	79,846	-	-	79,846
Equity
Small blend	1,474,087	-	-	1,474,087
Small growth	41,796	-	-	41,796
Small value	62,962	-	-	62,962
Mid-cap blend	720,042	-	-	720,042
Mid-cap growth	2,029,241	-	-	2,029,241
Mid-cap value	6,784	-	-	6,784
Large blend	1,666,432	-	-	1,666,432
Large growth	932,961	-	-	932,961
Large value	1,818,683	-	-	1,818,683
Moderate allocation	639,745	-	-	639,745
Aggressive allocation	271,071	-	-	271,071
Conservative allocation	145,101			145,101
Target date 2015-2029	280,312	-	-	280,312
Target date 2030 plus	326,563	-	-	326,563
Foreign large blend	125,356	-	-	125,356
Foreign large growth	1,314,220	-	-	1,314,220
Foreign large value	272,685	-	-	272,685
Total mutual funds	12,796,245	-	-	12,796,245

Money market fund	-	378,030	-	378,030

Macatawa Bank Corporation
common stock
Financial institution	934,288	-	-	934,288
Total investments at fair
value	$13,730,533	$378,030	$-	$14,108,563

MACATAWA BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

2009	Level 1	Level 2	Level 3	Total
Mutual funds
Fixed income
Short-term bond	$404,629	$-	$-	$404,629
Long-term bond	74,251	-	-	74,251
Intermediate government	672,073	-	-	672,073
Equity
Small blend	1,481,460	-	-	1,481,460
Small growth	53,558	-	-	53,558
Small value	18,790	-	-	18,790
Mid-cap blend	630,543	-	-	630,543
Mid-cap growth	2,147,099	-	-	2,147,099
Mid-cap value	186,848	-	-	186,848
Large blend	2,127,759	-	-	2,127,759
Large growth	1,325,838	-	-	1,325,838
Large value	1,774,452	-	-	1,774,452
Moderate allocation	557,650	-	-	557,650
Conservative allocation	144,112	-	-	144,112
Target date 2015-2029	231,862	-	-	231,862
Target date 2030 plus	214,836	-	-	214,836
Foreign large blend	159,643	-	-	159,643
Foreign large growth	1,426,182	-	-	1,426,182
Foreign large value	344,819	-	-	344,819
Total mutual funds	13,976,404	-	-	13,976,404

Money market fund	-	616,734	-	616,734

Macatawa Bank Corporation
common stock
Financial institution	389,854	-	-	389,854
Total investments at fair
value	$14,366,258	$616,734	$-	$14,982,992

MACATAWA BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, and any party rendering service to the Plan, the employer, and certain others. Certain Plan investments are held in shares of common stock of the Plan sponsor, or funds managed by Northern Trust Corporation and, therefore, these transactions qualify as party-in-interest. The Plan's investment in Northern Trust Money Market Fund and Macatawa Bank Corporation common stock as of December 31, 2010 and 2009, represent party-in-interest investment transactions.

Macatawa Bank Corporation, through its trust department, serves as trustee, custodian, and record keeper for the Plan. Therefore, all transactions between the Plan and Macatawa Bank Corporation constitute party-in-interest transactions. The 226,769 and 186,533 shares of Macatawa Bank Corporation common stock held by the Plan as of December 31, 2010 and 2009, represent approximately 1.28% and 1.07% of the Corporation's total outstanding shares of common stock, respectively.

No cash dividends were paid to the Plan by Macatawa Bank Corporation during 2010 and 2009. Fees paid to the trust department of Macatawa Bank Corporation for administrative expenses were $6,675 and $5,475 in 2010 and 2009, respectively.

5.	INCOME TAX STATUS

The Corporation's Board of Directors adopted the Macatawa Bank Prototype 401(k) plan document. The plan document has received, from the Internal Revenue Service, an opinion letter dated March 31, 2008, stating that the written form of the underlying prototype plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and that any employer adopting this form of the Plan will be considered to have a plan qualified under Sections 401(a) of the Code. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan may be subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

6.	PLAN TERMINATION

The Plan Sponsor has the right under the Plan to discontinue its contributions at any time and did so temporarily effective January 1, 2010, as discussed in Note 1. The Plan Sponsor has not expressed any intent to terminate the Plan subject to the provisions of ERISA.

MACATAWA BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

7.	RISKS AND UNCERTAINTIES

The Plan invests in various mutual funds with underlying assets consisting of a combination of stocks, bonds, fixed income securities and other investment securities, a money market fund and in shares of Macatawa Bank Corporation common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of investments at fair value reported in these financial statements to the amounts reported on Schedule H to the Form 5500 at December 31:

	2010	2009
Investments at fair value reported in these
financial statements	$14,108,563	$14,982,992
Notes receivable from participants	275,017	359,282
Investments reported on Schedule H to
Form 5500	$14,383,580	$15,342,274

The following is a reconciliation of interest income from investments reported in these financial statements for the years ended December 31 to the amounts reported on Schedule H to Form 5500:

	2010	2009
Interest income from reported in these
financial statements	$570	$2,101
Interest income - notes receivable from
participants	12,056	8,982
Interest income reported on Schedule H
to Form 5500	$12,626	$11,083

MACATAWA BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Participant loans are recorded on the Schedule H to the Form 5500 as an investment, while participant loans are reported as "notes receivable from participants" in the caption receivables in the accompanying financial statements. Additionally, interest income from participant loans is reported on the Schedule H to the Form 5500 as investment income, while interest income from participant loans are reported as "interest income - notes receivable from participants" in the accompanying financial statements. See Note 1.

9.	SUBSEQUENT EVENT

Subsequent to December 31, 2010, the market value of the shares held in Macatawa Bank Corporation common stock decreased from $4.12 per share as of December 31, 2010, to $2.24 per share as of close of business on June 15, 2011.

* * * * *

SUPPLEMENTARY INFORMATION

MACATAWA BANK 401(k) PLAN SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2010 PLAN #001 EIN 38-3378283
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Mutual funds
	Dodge and Cox Funds	Dodge and Cox Stock Fund, 16,877 shares	$ 1,818,683
*	Fidelity Investments	Spartan U.S. Equity Index Fund, 37,464 shares	1,666,432
	Neuberger Berman	Neuberger Berman Genesis Investor Fund, 44,373 shares	1,474,087
	Columbia	Columbia Acorn Fund, 46,981 shares	1,418,372
	Janus	Janus Overseas Fund, 25,952 shares	1,314,220
	T. Rowe Price	T. Rowe Price Growth Stock Fund, 29,019 shares	932,961
	Vanguard	Vanguard Mid-Cap Index Fund, 35,452 shares	720,042
	T. Rowe Price	T. Rowe Price Mid Cap Fund, 10,436 shares	610,869
*	Fidelity Investments	Government Income Fund, 38,437 shares	400,903
	Value Line Mutual Funds	Value Line Income & Growth Fund, 42,536 shares	359,862
	T. Rowe Price	T. Rowe Price 2020 Retirement Fund, 17,050 shares	280,312
	T. Rowe Price	T. Rowe Price PS Balanced Fund, 14,707 shares	279,883
	Dodge and Cox Funds	Dodge & Cox International Stock Fund, 7,636 shares	272,685
	T. Rowe Price	T. Rowe Price PS Growth Fund, 11,831 shares	271,071
	T. Rowe Price	T. Rowe Price 2030 Retirement Fund, 11,143 shares	192,561
	Vanguard	Vanguard Short-term Investment, 17,405 shares	187,455
	T. Rowe Price	T. Rowe Price PS Income Fund, 9,046 shares	145,101
	UMB Scout	Scout International Fund, 3,671 shares	118,879
	T. Rowe Price	T. Rowe Price 2040 Retirement Fund, 5,442 shares	94,800
	Vanguard	Vanguard Long-term Bond Index Fund, 6,631 shares	79,846
	Allianz Fund	Allianz Small Cap Value Fund, 2,209 shares	62,962
	Royce	Royce Value Plus Service Fund, 3,091 shares	41,796
	T. Rowe Price	T. Rowe Price 2050 Retirement Fund, 4024 shares	39,202
	Ridgeworth Investments	Ridgeworth Mid Cap Value Equity, 571 shares	6,784
	American Funds	American Funds EuroPacific Fund R5, 156 shares	6,477
	Total mutual funds		12,796,245

	Money market fund
*	Northern Trust Corporation	Diversified Assets Money Market Fund, 378,030 shares	378,030

	Common stock
*	Macatawa Bank Corporation	226,769 shares of common stock	934,288

	Total investments at fair value		14,108,563

*	Notes receivable from
	participants	Loans, maturity 1 to 5 years, interest rates of 4.25%,
		collateral - participant account balances	275,017
	Total investments		$ 14,383,580

(*)  An asterisk in this column identifies a person known to be a party-in-interest.

EXHIBITS

The following exhibits are filed as part of this report:

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

MACATAWA BANK 401(k) PLAN

Dated: June 17, 2011	By:	/s/ Jon W. Swets
Jon W. Swets
Chief Financial Officer

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm